Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MPG Office Trust, Inc.:

We consent to the use of our reports dated March 31, 2010, with respect to the consolidated balance sheets of MPG Office Trust, Inc. (formerly known as Maguire Properties, Inc.) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity/(deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 31, 2010 refers to a change in the method of accounting for noncontrolling interests in 2009.

/s/ KPMG LLP

Los Angeles, California

May 13, 2010